

HATTERAS
Investment Partners

10/19/2006

Christina DiAngelo
Senior Staff Accountant
U.S. Securities & Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549-4720

Subject: Hatteras Investment Partners, LLC File #801-62193

Dear Ms. DiAngelo:

Per our conference on 09/19/2006, Hatteras Investment Partners, LLC (the "Investment Manager") and the Hatteras Master Fund, LP, the Hatteras Multi-Strategy I Fund, LP, the Hatteras Multi-Strategy TEI Fund, LP, and the Hatteras Multi-Strategy Offshore Fund, LDC (collectively referred to herein as the "Funds") acknowledge the following [Tandy Representations]:

1) The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
2) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3) The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to the series of questions addressed during the 09/19/2006 conference call, the Investment Manager and the Funds would like to respond as follows:

FINANCIAL STATEMENTS –

Q1:   With regard to Rule C-1 of Regulation S-X, please substantiate how we are in compliance in that we consolidated the Financial Statements of Hatteras Multi-Strategy TEI Fund, LP and Hatteras Multi-Strategy Offshore Fund, LDC. Comment: "Typically, most firms have requested SEC guidance prior to consolidation. Also, please keep in mind that 7.04 and 7.05 are not SEC rules, they are interpretations made by audit authorities. We (the SEC) have allowed for consolidation in circumstances where a service is being provided by the consolidated entity. It is our judgment that an entity acting as a tax blocker is not necessarily a service."

A1: The Investment Manager interpreted the Hatteras Multi-Strategy Offshore Fund, LDC ("LDC") to be providing a service to the Hatteras Multi-Strategy TEI Fund, LP ("TEI"). Consolidation was done in accordance with Rule 210.3A-02 and -03 of Reg S/X as LDC is strictly a pass-thru entity that is owned 100% by TEI. All investments are held at the master level. Therefore,

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it was determined that these two Funds (TEI and LDC) be consolidated with the Hatteras Master Fund, LP in order to provide the investors with the most relevant information. (See Regulation § 210.3A-02 & Reg. § 210.3A-03 attached hereto as Addendum 1.)

Q2:   The Financial Statements of the Hatteras Multi-Strategy TEI Fund, LP do not contain an opinion on the Blocker Fund (LDC) and no comments on the reason for consolidation.

A2: The opinion includes the reference to the "accompanying statement of financial condition of Hatteras Multi-Strategy TEI Fund, LP" which is a consolidated statement of financial condition of both the TEI & LCD, therefore it follows that the opinion has been issued upon both. Going forward the opinion will specifically state that it is being issued upon both entities namely. The reason for consolidation is contained in Note 1of the Consolidated Financial Statements discussing the consolidation of a service entity (LDC) with the TEI funds. Note 1 is attached hereto as Addendum 2.

Q3:   The Edgar Filing of both, the Hatteras Multi-Strategy Fund I, LP and the Hatteras Multi-Strategy TEI Fund, LP did not contain the Financial Statement of the Hatteras Maser Fund, LP as is referenced in their respective table of contents.

A3: Fund management will have amended N-CSR's for the Hatteras Multi-Strategy fund I, LP and the Hatteras Multi-Strategy TEI Fund, LP filed by Monday October 23, 2006.

Q4:   Why would you issue a Statement of Financial Condition rather than a Statement of Assets, Liabilities and Partner's Capital (All 3 Funds)?

A4: It is our understanding that a "Statement of Financial Condition" and a "Statement of Assets, Liabilities and Partners' Capital" are interchangeable titles for funds. Going forward the Investment Manager will title this section as "Statement of Assets, Liabilities and Partners' Capital."

Q5:   Multi-Strategy Fund I, LP – In the Statement of Operations, what does the Interest Expense of $6,785 relate to? There are no comments on this value? And it does not show up in the other feeder.

A5: It directly relates to an investment in Hancock Park Capital III, L.P ("Hancock Fund") Because Hatteras Master Funds, LP was a "follow on" investor to the Hancock fund that had previously closed, it is industry protocol for the private fund to charge the interest rate effective on the date of the first close of fund. Multi-Strategy Fund I, LP was allocated its prorate portion of that interest expense. This expense was allocated to both feeders, however only one feeder showed it as a separate line item while the other included in with the other expenses allocated from the Master Fund. Amounts in both funds are immaterial.

Q6:   Hatteras Master Fund, LP – The Risk Management Expense requires more disclosure in the notes as to the description of this expense.

A6: The Statement of Operations and the information in the notes related to expenses are in accordance with Rule 210.6-07 of Regulation S-X. Disclosure in the notes is required regarding management and service fees. The Risk management expense includes expenses incurred related to

fees for data and software providers, risk management of investments, etc. and do not pertain to any affiliated party of the Master Fund.

Q7:   The Feeder Portfolio turnover rate should be the same as the master fund portfolio turnover rate. There should also be a comment in the disclosures stating that this rate refers to the turnover rate of the master.

A7: The financial highlights of feeder funds that are registered investment companies should comply with the same requirements as for registered investment companies not organized in a master-feeder structure. As such, the portfolio turnover for the feeders was calculated separately at the feeder level as this was deemed to be more informative for the investors as the Hatteras Master Fund, LP portfolio turnover could be found in the attached financial statements. Going forward, the Investment Manager will list the turnover rate of the Master Fund on the Notes to Financial Statements of the feeder fund(s) and footnote the fact turnover actually occurs at the Master Fund level as the feeders are invested 100% in the Master Fund.

Q8:   (All funds) Please confirm in notes that the cash and cash equivalents are only cash and money held in DDA accounts.

A8: Please consider this confirmation that the interest bearing overnight accounts referenced in Note 2e are DDA accounts. Going forward the reference will be amended to state: "Cash and cash equivalents include amounts held in interest bearing DDA accounts."

Q9:   Hatteras Master Fund, LP – Note #5, Investment Transactions – How are we able to estimate taxable income if we later state (Note that we do not have all of the information available to do so?

A9: Going forward, the last sentence in the footnote relating to Investment Transactions will be amended to state the following: The Master Fund relies upon actual and estimated tax information provided by the underlying funds as to the amounts of taxable income allocated to the Master Fund as 3/31/XXXX.

Q10:   Feeder Funds – Statement of Operations Note #4 --- Please disclose what services are being performed for the Service Fees and Investor Servicing Fees respectively.

A10: The Service Fee line item specifically refers to the servicing [agent] fee paid to Hatteras Investment Partners, LLC for the handling of inquiries from Limited Partners regarding the Funds, assisting in the enhancement of relations and communications, assisting in the establishment and handling of Limited Partner accounts with the Funds, etc...

The "Investor Servicing Fees" are related to fees paid to our service provider for the maintenance of the register of Limited Partners, arrangement of the calculation of interests, the allocation of income, expenses etc.. to the individual Partners' capital account, and the calculation of the Incentive Allocation (if applicable). Going forward, these fees will be included with accounting and administration fees. According to Reg 210.6-07 (2) of S-X, additional disclosure is not required.

Q11:   Please explain how you can expense organizational costs then amortize them over a 60 month period for tax purposes. Footnote #4 and comments in #9.

A11: US GAAP requires organizational costs be expensed as incurred. The PPM of the funds states that these fees will be amortized over 60 months, which is acceptable for tax purposes. Therefore, the costs have been expensed for reporting purposes but not for tax.

Q12: Hatteras Multi-Strategy TEI Fund, LP – Note #4, Page #9 – Why did affiliated funds pay the TEI's proportionate organizational expense allocation? Why does the feeder still owe $1,285?

A12: These two feeders did not begin operations until the current year and the organizational costs of the Master were fully expensed for reporting purposes in the prior year. Therefore, going forward for tax/book purposes, there are organizational costs being allocated to all 4 feeders. Since these expenses were incurred to start all of the funds, the amounts allocated to TEI and MS I that have already been expensed on the other non-registered feeders financials are now being reimbursed to those feeders. As of 3/31/2006 TEI still owed $1,285 to the Master which has since been paid off.

Q13: All Three Funds – There should be a footnote explaining the investments paid in advance and the contributions received in advance.

A13: It is our position that receivables (contribution received in advance) and payables (investments paid in advance) are being carried on the books in accordance with Rule 210.6-04. We are not aware of any requirement to further disclose these receivables and payables the notes.

QUESTIONS REGARDING FORM N-CSR

Q1: All three funds -- Item 4 E 2 C – should be 0% rather than 100%. This point is referenced right above the question. The SEC is looking for exceptions not compliance of the point. Should typically be 5% or less.

A1: Fund management will have amended N-CSR's for the Hatteras Multi-Strategy Fund I, LP and the Hatteras Multi-Strategy TEI Fund, LP filed by Monday October 23, 2006.

Q2: Feeders Only -- Item #8 – There should be portfolio manager disclosures here. Simply repeat Master Fund Disclosure from #8 on its Form N-CSR on each feeder.

A2: Fund management will have amended N-CSR's for the Hatteras Multi-Strategy Fund I, LP and the Hatteras Multi-Strategy TEI Fund, LP filed by Monday October 23, 2006.

Q3: Master Fund – Item 4(C) – Are there no longer fees associated with tax prep?

A3: This answer should be $0. We are not compensating our principal accountant, Deloitte, for tax preparation services.

Sincerely,





Denise Buchanan
Chief Compliance Officer

J. Michael Fields
Chief Financial Officer

ADDENDUM I

Reg. § 210.3A-02.
In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. ..... Among the factors that the registrant should consider in determining the most meaningful presentation are the following:

    (a) *Majority ownership:* Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of "majority ownership" requires a careful analysis of the facts and circumstances of a particular relationship among entities.

Reg. § 210.3A-03.
(a) A brief description of the principles followed in consolidating or combining the separate financial statements, including the principles followed in determining the inclusion or exclusion of (1) subsidiaries in consolidated or combined financial statements and (2) companies in consolidated or combined financial statements, shall be stated in the notes to the respective financial statements.

ADDENDUM 2 (Note 1)

1. Organization

Hatteras Multi-Strategy TEI Fund, L.P (the "Fund") was organized as a limited partnership under the laws of the State of Delaware on October 29, 2004 and commenced operations on April 1, 2005. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund is designed for investment primarily by tax-exempt and tax-deferred investors. The Fund's investment objective is to generate consistent long-term appreciation and returns across all market cycles. Investors who acquire interests in the Fund ("Interests") are the limited partners (each, a "Limited Partner" and together, the "Limited Partners") of the Fund. To achieve its objective, the Fund will provide its limited partners with access to a broad range of investment strategies and asset categories, trading advisors ("Advisors") and overall asset allocation services typically available on a collective basis to larger institutions through an investment of *substantially all of its assets in the Hatteras Multi-Strategy Offshore Fund, LDC, a Cayman Islands limited duration company with the same investment objective as the Fund (the "Offshore Fund").*

The Offshore Fund is designed solely for investment by certain tax-deferred and tax-exempt Limited Partners ("Tax-Exempt Partners") and commenced operations on April 1, 2005. The Offshore Fund enables Tax-Exempt Partners to invest without receiving certain income in a form that would otherwise be taxable to such Tax-Exempt Partners regardless of their tax-exempt status. The Offshore Fund will in turn invest substantially all of its assets in the Hatteras Master Fund, L.P., a Delaware limited partnership (the "Master Fund"), which is also registered under the 1940 Act.

The Master Fund is managed by Hatteras Investment Partners, LLC (the "Investment Manager"), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Offshore Fund will serve solely as an intermediate entity through which the Fund will invest in the Master Fund. *The Offshore Fund will make no independent investment decisions and has no investment or other discretion over the investable assets.*

At March 31, 2006, the Fund owns 100% of the beneficial interests of the Offshore Fund, and the Offshore Fund owns 15.17% of the beneficial interests in the Master Fund. These financials statements are the consolidation of the Fund and the Offshore Fund (together "the Funds"). Intercompany balances have been eliminated through consolidation.

Hatteras Investment Management, LLC, a Delaware limited liability company, serves as the General Partner of the Fund (the "General Partner"). The General Partner has appointed a Board of Directors (the "Board") and, to the fullest extent permitted by applicable law, has irrevocably delegated to the Board its rights and powers to monitor and oversee the business affairs of the Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Fund's business.